Exhibit 99.1

Polyrizon Completes Clinical Site Network for NASARIX™ Study and Advances Toward Patient Enrollment

Polyrizon completes contracting with all five U.S. clinical sites and advances its NASARIX™ study toward enrollment of 120 patients

Raanana, Israel, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced that it has completed contracting with the fourth and fifth clinical sites participating in its clinical study of NASARIX™ Allergy Blocker (PL-14).

With the execution of these final agreements, Polyrizon has now completed the contracting process with all five clinical sites selected to participate in the study, marking an important operational milestone in the advancement of the NASARIX™ clinical program.

The planned first-in-human study is a prospective, multicenter, randomized, single-blind, two-arm clinical trial designed to evaluate the efficacy, safety and tolerability of NASARIX™ in patients with seasonal allergic rhinitis. The study is designed to enroll up to 120 randomized patients, with subjects assigned in a 1:1 ratio to receive either NASARIX™ Allergy Blocker or an isotonic saline nasal spray control.

The study’s primary efficacy endpoint will evaluate the difference between the treatment groups in mean daily reflective Total Nasal Symptom Score (rTNSS) over the first 14 treatment days. Safety assessments will include the frequency and severity of treatment-emergent adverse events as well as assessments of local and overall tolerability.

Secondary efficacy measures are expected to include instantaneous Total Nasal Symptom Score (iTNSS), rhinoconjunctivitis-related quality of life, the number of symptom-free days, and use of permitted relief medication.

Following completion of the clinical site contracting process, Polyrizon is advancing the study into the next stage of execution, including patient pre-screening activities and preparations for enrollment. Because the study evaluates seasonal allergic rhinitis under real-world allergen exposure conditions, patient enrollment is planned to coincide with the relevant allergy seasons. Local pollen counts and weather conditions will be monitored to assess airborne allergen exposure and support the timing of recruitment.

“Completing agreements with all five clinical sites is an important step in moving NASARIX™ from clinical preparation toward study execution,” said Tomer Izraeli, Chief Executive Officer of Polyrizon. “With the full clinical site network now in place, our focus shifts to patient pre-screening and readiness for enrollment as seasonal allergen exposure increases. We believe this study has the potential to generate important clinical evidence regarding the efficacy, safety and tolerability of NASARIX™ and represents a significant milestone in our strategy to advance the product toward the U.S. market.”

About NASARIXTM

NASARIXTM is Polyrizon’s proprietary nasal spray designed to create a protective barrier within the nasal cavity, helping to prevent contact between inhaled allergens and the nasal mucosa. The product is being developed as a non-drug approach for the management of seasonal allergic rhinitis.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its NASARIX™ clinical study, patient pre-screening and enrollment activities, the Company’s belief that this study has the potential to generate important clinical evidence regarding the efficacy, safety and tolerability of NASARIX™, and the Company’s strategy to advance NASARIX™ toward the U.S. market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com